UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Electronic Servitor Publication Network Inc.

(formerly CannAssist International Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13766W106

(CUSIP Number)

Phitech Management, LLC Attn: Peter Hager, Manager 400 First Avenue North, Suite 100 Minneapolis, MN 55401 612-803-9106

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 13766W106	Page 1 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phitech Management, LLC 87-1597379
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.69%
14	TYPE OF REPORTING PERSON 00

SCHEDULE 13D

CUSIP No. 13766W106	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.69%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Electronic Servitor Publication Network Inc. (formerly CannAssist International Corp.) (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”).

The address of the principal executive offices of the Issuer is 400 First Avenue North, Suite 100, Minneapolis, MN 55401.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by the following Reporting Persons:

(1) Phitech Management, LLC (“Phitech”) is a Minnesota limited liability company located at 400 First Avenue North, Suite 100, Minneapolis, MN 55401. Phitech’s principal business is in the development and commercialization of internet-based technology.

(2) Peter Hager (“Mr. Hager”), a citizen of the United States, is manager and controlling member of Phitech, whose principal place of business is located at 400 First Avenue North, Suite 100, Minneapolis, MN 55401. Mr. Hager is also the Chief Executive Officer of Pointward, Inc., a Minnesota corporation, whose principal place of business is also located at 400 First Avenue North, Suite 100, Minneapolis, MN 55401.

(b) Reserved.

(c) Reserved.

(d) During the last five years, none of the Reporting Persons have been:

(1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Reserved.

Item 3.	Source and Amount of Funds or Other Consideration

(1) Phitech acquired 10,000,000 shares of Common Stock (the “Phitech Shares”) pursuant to a licensing agreement entered into with the Issuer discussed in Item 4(1) below. The Phitech Shares were issued by the Issuer to Phitech as consideration in exchange for the licensing of certain technology owned by Phitech. The aggregate cost basis of the Phitech Shares is $2,500,000, or $0.25 per share.

Item 4.	Purpose of Transaction

(1) As initially reported on the Company’s Current Form 8-K filed on July 28, 2021, the Issuer entered into a Technology License Agreement dated July 23, 2021 (the “License Agreement”) with Phitech, an entity now controlled by Peter Hager (“Licensor”), whereby the Licensor granted to the Issuer an exclusive worldwide license (the “License”) to use, market, promote and distribute certain technology related to Electronic Sports Gaming, related patent applications, related trade-secrets and associated knowhow, including methods, techniques, specifications, procedures, information, systems, knowledge and business processes required to practice and carry on business in the field of data collection, security and management (the “Technology”). The initial term of the License is 10-years (the “Initial Term”) and shall automatically be renewed for successive 1-year terms (each, a “Renewal Term”) unless the Issuer elects to terminate the License by giving 30 days’ written notice prior to commencement of a Renewal Term. In exchange for the License of the Technology, the Issuer shall issue to the Licensor 10,000,000 restricted shares of its common stock (which is an amount equal to $2,500,000 divided by $0.25, which was the closing market price of the Company’s common stock on the trading day prior to the effective date of the License Agreement). On October 9, 2021, the Closing of the Technology License Agreement (as amended by that certain Bill of Sale and Acknowledgement of Closing of the Technology License Agreement which is referenced originally filed as an exhibit to the Company’s Current Report on Form 8-K and incorporated herein by reference) occurred whereby the Licensor was issued 10,000,000 restricted shares of the Company’s common stock (the “Phitech Shares”) and, in exchange, the Company received the License to the Technology.

The License Agreement was one transaction in a series of transactions whereby, in addition to the consummation of the License Agreement: (a) the Issuer and Mark Palumbo, a former officer and director of the Issuer, entered into an agreement (the “Spin-Off Agreement”) whereby the Issuer transferred 100% of the issued and outstanding membership units of Xceptor LLC, an entity that was a wholly-owned subsidiary of the Issuer, to Mark Palumbo for nominal consideration (the “Spin-Off”); (b) Mark Palumbo and Marla Palumbo resigned as the officers and director of the Issuer and Jonathan Sweetser was appointed as the sole officer and director; and (c) the Issuer changed its corporate name to “Electronic Servitor Publication Network Inc.”

As a result of the aforementioned transactions, the business of the Issuer changed to focus on Electronic Sports Gaming technology and the development of related infrastructure.

The purpose of Phitech’s entry into the License Agreement was for Phitech to acquire management control of the Issuer, reorganize the Issuer’s board of directors (the “Board”), change the business of the Issuer, and provide capital to fund the Issuer’s immediate working capital requirements.

(2) Phitech currently hold the shares of Common Stock reported herein for the purpose of investment and influencing management, and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to Phitech’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, Phitech may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Statement.

Item 5.	Interest in Securities of the Issuer

(a)  The percentages set forth below and on pages 1 and 2 hereof are based on the sum of 21,416,001 shares of Common Stock issued and outstanding, as of October 18, 2021, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)  10,000,000 Shares are held by Phitech, representing 46.69% of the outstanding shares of Common Stock. As such, Phitech has the sole power to vote or to direct the vote of the Shares as well as the sole power to dispose or to direct the disposition of these Shares.

(c)  Other than the acquisition of the Shares described herein, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(1) See Item 4 of this Statement for a description of License Agreement and related transactions. Pursuant to the License Agreement, Phitech received the Shares as consideration in exchange for the licensing of its technology to the Issuer. The Closing of the License Agreement, and the related transactions, was disclosed as part of the Issuer’s Current Report on Form 8-K, filed on October 14, 2021 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	License Agreement dated July 23, 2021 (previously filed with the Issuer’s Current Report on Form 8-K, filed on July 28, 2021 and incorporated herein by reference)

Exhibit 2	Spin-Off Agreement dated July 23, 2021 (previously filed with the Issuer’s Current Report on Form 8-K, filed on July 28, 2021 and incorporated herein by reference)

Exhibit 3	Bill of Sale and Acknowledgement of Closing of License Agreement dated October 9, 2021 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 14, 2021 and incorporated herein by reference)

Exhibit 4	Bill of Sale and Acknowledgement of Closing of Spin-Off Agreement dated October 9, 2021 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 14, 2021 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

PHITECH MANAGEMENT LLC

/s/ Peter Hager
Peter Hager, Manager

PETER HAGER

/s/ Peter Hager
Peter Hager, an individual